News Release, by BUTTERFIELD.

The Bank of N.T. Butterfield & Son Limited
65 Front Street, Hamilton HM 12 Bermuda
P.O. Box HM 195, Hamilton HM AX Bermuda
Tel: (441) 295 1111 Fax: (441) 295 3878
www.butterfieldgroup.com

Butterfield Announces Agreement to Acquire Control of CIBC Caribbean in $1.8 Billion Transaction

Transaction unites two premier, full-service banking and wealth management platforms with complementary experience in international financial centers and attractive Caribbean markets to create a $29 billion financial institution

Hamilton, Bermuda and St. Michael, Barbados – May 28, 2026: The Bank of N.T. Butterfield & Son Limited ("Butterfield") (NYSE: NTB | BSX: NTB.BH) has entered into a definitive agreement to acquire CIBC's 91.7% interest in CIBC Caribbean Bank Limited ("CIBC Caribbean"), a relationship bank with a longstanding history serving communities across the Caribbean, to create a leading banking and wealth management platform in international financial centers and attractive Caribbean markets, with approximately $29 billion in assets. The transaction brings together two complementary banks with deep roots and established relationships across their combined footprint with heightened capacity, greater diversification and scalable growth to drive long-term value for all stakeholders.

Butterfield and CIBC Caribbean's expanded capabilities and scale are expected to provide enhanced corporate, personal and wealth management services across their combined client bases. Clients can expect greater ability to process cross-border payments, increased consumer and merchant banking capabilities, and continued investments in technology and digital banking infrastructure. Butterfield will maintain both organizations' operational footprints, including CIBC Caribbean's regional headquarters in Barbados, ensuring continuity for customers and employees. Butterfield is also committed to its and CIBC Caribbean's philanthropic, financial education, and sustainability initiatives in each of their geographies, which will continue to provide outsized, tangible and mutually beneficial financial impacts for the combined company and its communities.

Michael Collins, Butterfield's Chairman and Chief Executive Officer, said: "Since Butterfield's 2016 listing on the NYSE, we have successfully grown and enhanced profitability through bank and trust acquisitions. This deal combines two storied and complementary banks, with significant local scale advantages and time-honored customer relationships in their respective core jurisdictions. The transaction will offer both scale and diversification to the benefit of all stakeholders, positioning Butterfield as a leading independent bank and wealth manager operating across international financial centers and attractive Caribbean markets. I look forward to welcoming our talented new colleagues and valued clients."

Mark St. Hill, Chief Executive Officer of CIBC Caribbean, added: "For our clients, employees and communities, this combination brings together two organizations with shared values and a common focus on relationship banking, innovating and community impact. We look forward to building on our legacy as the region's champion in financial services."

Harry Culham, President and CEO, CIBC, commented: "The entire CIBC Caribbean team led by Mark St. Hill has built a strong, client-focused bank across the region, and we look forward to realizing the strategic benefits of this transaction to deliver more for all stakeholders."

Transaction Details

The total consideration to be paid for CIBC Caribbean will be comprised of $1,091 million in cash and $703 million in Butterfield shares valued by reference to Butterfield's 10-day NYSE VWAP of $55.66 as of May 27, 2026, for an aggregate purchase price of $1,794 million, or $1.14 per CIBC Caribbean share.

2 Under the terms of the agreement, which have been unanimously approved by the Board of Directors of Butterfield, Butterfield will acquire CIBC Investments (Cayman) Limited, the holding company for CIBC’s 91.7% interest in CIBC Caribbean. Butterfield will subsequently commence a mandatory take-over bid for the remaining 8.3% of total outstanding shares of CIBC Caribbean held by minority shareholders, with the objective of acquiring full ownership of CIBC Caribbean, subject to applicable law and regulatory requirements. CIBC Caribbean’s minority shareholders will be offered equivalent economic terms as CIBC, and will also have the option to elect to receive up to 100% of their consideration in Butterfield shares, providing them with the opportunity to maintain the entirety of their investment in the combined organization, should they choose to do so. Houlihan Lokey, acting as financial advisor to the Special Committee of CIBC Caribbean’s Board of Directors, has provided an opinion to the Special Committee with respect to the fairness from a financial point of view of the consideration to be offered to CIBC Caribbean’s minority shareholders in the mandatory take-over bid. Assuming minority shareholders elect the same mix of cash and shares as CIBC, following completion of the take-over bid they would collectively own approximately 2% of Butterfield. In connection with the transaction, Butterfield has obtained commitments for $700 million of Tier 2 capital-qualifying subordinated debt financing expected to be raised prior to closing. Following completion of the transaction, the combined company is expected to maintain capital levels significantly above applicable regulatory thresholds on a consolidated basis, with a pro forma Common Equity Tier 1 (CET1) ratio above 12%, and total capital above 19% at closing. The transaction is expected to close in the first half of 2027, subject to receipt of Butterfield shareholder and regulatory approvals and the satisfaction of customary closing conditions. Following the transaction, Butterfield’s ordinary shares will continue to be listed on the New York Stock Exchange (NYSE) and the Bermuda Stock Exchange (BSX), and Butterfield intends to undertake additional secondary share listings on the Barbados Stock Exchange (BSE), the Bahamas International Securities Exchange (BISX), and the Trinidad & Tobago Stock Exchange (TTSE), subject to local listing and regulatory requirements. Following completion of the transaction, CIBC will own an approximately 22% stake in the combined entity. Under the terms of Butterfield and CIBC’s shareholder agreement, CIBC will then initially have the right to appoint two directors to Butterfield’s Board. The shareholder agreement will also provide for certain lockup restrictions with respect to CIBC’s stake in Butterfield, and include customary standstill obligations and registration rights. The Bermuda Monetary Authority (BMA) will continue to serve as the consolidated regulatory supervisor of Butterfield across all of its locations. Butterfield will also collaborate with all relevant jurisdictional authorities to ensure continuity, market confidence, and access to high-quality financial services within each jurisdiction. Financial Highlights • Total purchase price of $1,794 million, or $1.14 per CIBC Caribbean share, representing 106% of CIBC Caribbean’s tangible book value as of January 31, 2026 • Consideration is 61% cash ($1,091 million) and 39% ($703 million) Butterfield shares • Consideration per CIBC Caribbean share of $0.6918 in cash and 0.008008 in Butterfield shares based on the 10- day NYSE VWAP of $55.66 as of May 27, 2026 • Butterfield has obtained commitments for $700 million of Tier 2 capital-qualifying subordinated debt financing • Pro forma Common Equity Tier 1 (CET1) ratio above 12%, and total capital above 19% at closing • 12% expected accretion to GAAP EPS in year 1 with fully phased-in synergies, excluding integration costs • 15% expected accretion to cash EPS in year 1 with fully phased-in synergies, excluding integration costs, rate marks and transaction-related amortization • 10% expected accretion to Butterfield’s tangible book value per share • Internal rate of return of 20%+ • Pre-tax cost savings expected to reach an annual run rate of approximately $49 million once fully phased in by 2030

3 Advisors Barclays is serving as lead financial advisor to Butterfield, and Sullivan & Cromwell, Carey Olsen and Lex Caribbean are serving as legal advisors. BofA Securities is serving as financial advisor to Butterfield’s Board of Directors. H/Advisors is serving as communications advisor to Butterfield. Wachtell, Lipton, Rosen & Katz, Torys LLP and Chancery Chambers are serving as legal advisors to CIBC. CIBC Capital Markets is serving as financial advisor to CIBC Caribbean, and Mayer Brown LLP is serving as legal advisor. Houlihan Lokey is serving as financial advisor to the Special Committee of CIBC Caribbean’s Board of Directors. Finer Points Consultants is serving as communications advisor to CIBC Caribbean. Investor Call Butterfield will host a conference call for investors and analysts on Thursday, May 28, 2026 at 8:15 a.m. Eastern Time to discuss the transaction. Dial-in information: +1 (844) 855 9501 (toll-free US) or +1 (412) 858 4603 (international) Conference ID: Butterfield Group Live audio webcast: A live audio webcast of the call can be accessed via Butterfield’s investor relations page on Butterfield’s website at https://www.butterfieldgroup.com/investor-relations/events-presentations Replay: An audio replay of the call will be available at https://www.butterfieldgroup.com/investor-relations/events- presentations Website You can also learn more about today’s announcement at https://www.butterfieldgroup.com/future Forward-Looking Statements Certain of the statements made in this press release are forward-looking statements within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward- looking statements are not historical facts and include statements with respect to, among other things, our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, including, without limitation, statements regarding the proposed acquisition of CIBC Caribbean by Butterfield; the expected timing, structure, terms and completion of the proposed transaction; the expected form and mix of consideration, including the issuance of Butterfield ordinary shares; any acquisition of shares from minority shareholders of CIBC Caribbean or related compulsory acquisition, squeeze-out or similar process; the expected ownership, governance, management, capital, regulatory and operating profile of Butterfield following the proposed transaction; the expected financing of the proposed transaction, including the amount, terms and timing of the proposed subordinated debt financing; and the anticipated benefits of the proposed transaction, including expected scale, diversification, cost savings, synergies, earnings accretion, tangible book value per share accretion, capital generation, regulatory capital ratios, risk-weighted assets, liquidity, deposit mix, market position and other financial and operating impacts. Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond Butterfield’s control, which may cause the actual results, performance, capital, ownership, financial condition or achievements of Butterfield to be materially different from future results, performance, capital, ownership, financial condition or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, among others: Butterfield’s ability to successfully complete the proposed acquisition of CIBC Caribbean on the anticipated terms or timeline or at all; Butterfield’s ability to realize the anticipated benefits of the proposed transaction in the expected timeframes or at all, including cost savings, synergies, capital and balance sheet optimization initiatives, earnings accretion, and tangible book value per share accretion; Butterfield’s ability to successfully integrate CIBC Caribbean’s businesses, operations, systems, controls, compliance programs, risk management framework, personnel

4 and culture into those of Butterfield; the risk that such integration may be more difficult, time-consuming or costly than expected; the failure of any of the conditions to the proposed transaction to be satisfied or waived; the failure to obtain required shareholder, regulatory, governmental, securities exchange, exchange-control or other approvals, or delays in obtaining such approvals; the risk that such approvals may result in the imposition of conditions, restrictions or requirements that could adversely affect Butterfield, CIBC Caribbean or the expected benefits of the proposed transaction potentially materially or that any proposed conditions, restrictions or requirements or other actions of regulatory or governmental bodies or securities exchanges could delay or prevent the closing of the proposed transactions; the risk that any minority shareholder offer, compulsory acquisition, squeeze-out or similar process is delayed, not completed or completed on different terms than expected; revenues following the proposed transaction being lower than expected; operating costs, customer loss and business disruption, including difficulties in maintaining relationships with employees, customers, clients, depositors, vendors, suppliers, regulators and other business partners, being greater than expected; risks associated with the disruption of management’s attention from Butterfield’s ongoing business operations due to the proposed transaction; reputational risks and potential adverse reactions to the announcement, pendency or completion of the proposed transaction; the outcome of any legal, regulatory or shareholder proceedings, inquiries or investigations that may be instituted or arise in connection with the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected transaction, integration, restructuring, financing, litigation, regulatory, tax, accounting or other costs; dilution caused by the issuance of additional Butterfield ordinary shares in connection with the proposed transaction; changes in Butterfield’s share price, interest rates, foreign exchange rates, capital markets or other market conditions that may affect the transaction financing or expected financial impacts of the proposed transaction; the risk that any subordinated debt or other transaction financing is not obtained on the expected terms, timing or at all; and the risk that assumptions underlying pro forma financial information, purchase accounting, credit marks, fair value marks, integration costs, cost savings, synergies, capital ratios, earnings accretion, tangible book value per share accretion, return metrics and other financial impacts prove to be inaccurate. Other factors that may impact Butterfield’s future results, performance, financial condition or achievements include worldwide and regional economic conditions, including economic growth and general business conditions in Bermuda, the Cayman Islands, Barbados, The Bahamas, Turks and Caicos, Trinidad and Tobago, the broader Atlantic, Caribbean and other markets in which Butterfield or CIBC Caribbean operates; fluctuations in interest rates, inflation, monetary policy, foreign exchange rates, capital markets, tourism, real estate markets and sovereign credit ratings, including a decline in Bermuda’s sovereign credit rating; any sudden liquidity crisis; changes in customer behavior, including customer borrowing, repayment, investment and deposit practices; unfavorable developments concerning asset quality, credit quality, loan losses, non-performing loans, collateral values, loan concentrations, sovereign exposures, residential mortgage risk weighting, reserves, funding costs, liquidity and deposit flows; competitive product and pricing pressures; security risks, including cybersecurity, data privacy, fraud, financial crime, anti-money laundering and sanctions risks; the impact, extent and timing of technological changes, systems conversions and operational resilience initiatives; risks relating to the success of Butterfield’s updated systems and platforms; capital management activities; changes in laws, regulations, accounting standards, tax laws, regulatory capital or liquidity requirements and supervisory expectations; potential impacts of climate change, hurricanes and other natural disasters; compliance with regulatory requirements; and other factors. Forward-looking statements can be identified by words such as "anticipate," "assume," "believe," "estimate," "expect," "indicate," "intend," "may," "plan," "point to," "predict," "project," "seek," "target," "potential," "will," "would," "could," "should," "continue," "contemplate" and other similar expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact are statements that could be forward- looking statements. All forward-looking statements in this disclosure are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings, including under the caption "Risk Factors" in our most recent Annual Report on Form 20-F and in any subsequent reports furnished or filed with the Securities and Exchange Commission ("SEC"). Such reports are available upon request from Butterfield, or from the SEC including through the SEC’s website at https://www.sec.gov. Any forward-looking statements made by Butterfield are current views as at the date they are made. Except as otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included in this disclosure, whether as a result of new information, future events or other developments. You are cautioned not to place undue reliance on the forward-looking statements made by Butterfield in this disclosure. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, and should only be viewed as historical data. -ENDS-

5 About Butterfield: Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com. BF-All About CIBC Caribbean: CIBC Caribbean is a relationship bank offering a full range of market leading financial services through our Corporate Banking, Personal and Business Banking and Private Wealth segments. CIBC Caribbean is located in ten (10) countries around the Caribbean, providing banking services through approximately 2,700 employees in 41 branches and offices. CIBC Caribbean also has a representative office in Hong Kong that provides business development and relationship management for its fund administration business. About CIBC: CIBC is a leading North American financial institution with 15 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Investor Relations Contact: Media Relations Contact: Noah Fields Nicky Stevens Investor Relations Group Strategic Marketing & Communications The Bank of N.T. Butterfield & Son Limited The Bank of N.T. Butterfield & Son Limited Phone: (441) 299 3816 Phone: (441) 299 1624 E-mail: noah.fields@butterfieldgroup.com E-mail: nicky.stevens@butterfieldgroup.com CIBC Caribbean: Debra King Director of Corporate Communications CIBC Caribbean, Barbados Head Office E-mail: debra.king@cibccaribbean.com